

January 7, 2013

Via E-mail
Mr.Wei Zhou
Chief Financial Officer
Charm Communications Inc.
Legend Town, CN01 Floor 4
No.1 Ba Li Zhuang Dong Li, Chaoyang District
Beijing 100025, PRC

> **Re:** **Charm Communications Inc.**
> **Form 20-F**
> **Filed April 27, 2012**
> **Form 6-K filed November 20, 2012**
> **File No. 001-34701**

Dear Mr. Zhou:

We have reviewed your response dated December 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

"Certain shareholders of our variable interest entities may have potential conflicts of interest with us…," page 20

1. Please revise to quantify Mr. Dang's beneficial ownership of your company in the first paragraph of your proposed risk factor. Please also clarify whether Ms. Bai is a beneficial owner of your company.

2. We note your statement in the second paragraph of this risk factor that one director is appointed by the shareholder holding no less than 10% of your total outstanding share capital. Please identify this shareholder.

"Recent change in regulatory restrictions…," page 23

3. We note your response to comment three from our letter dated November 9, 2012 and your statement that television advertising is a "significant revenue source" for the company. Please quantify your historic revenue attributable to television advertising. In order to provide context for the impact of this new rule, please explain the portion of your advertisement time that you have historically sold in the middle of television program broadcasts (which is now no longer permitted under the new regulatory restrictions).

"Governmental control of currency conversion…," page 24

4. We note your response to comment nine from our letter dated November 9, 2012 indicating that your WFOE's are "authorized to make equity investments in PRC companies" that engage in activities within your business scope. Please tell us the business scopes of your PRC subsidiaries.

Organizational Structure, page 50

5. We note your response to comment 13 from our letter dated November 9, 2012 and the chart you provided on page 51 of your proposed disclosure. We also note your disclosure reflecting Posterscope (Hong Kong) Ltd.'s 100% equity ownership of Beijing Vizeum Advertising Co., Ltd. Please revise to provide footnote disclosure that the registrant, through its wholly owned subsidiary Media Port Holdings Limited, only owns 60% of the equity of Posterscope (Hong Kong) Ltd. In addition, please revise this chart to identify the other shareholders of Posterscope (Hong Kong) Ltd. and CharmClick Inc.

Form 6-K filed November 20, 2012

6. It appears that your outstanding accounts receivable balance approximates your year-to-date revenue through September 30, 2012. Please explain to us your historical accounts receivable collections experience, including the timing and amount of collections during 2012. Also please explain your rationale for classifying the entire balance of accounts receivable as a current asset on your balance sheet. As part of your response to this comment, please provide us an aging of your accounts receivable and an explanation of your basis for concluding any unreserved account balances outstanding in excess of 180 days will be collected in full, to the extent applicable.

       You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director